Press Release

GreenPower Announces Voluntary Delisting from the TSXV

Vancouver Canada, November 5, 2025 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announces its decision to voluntarily delist its common shares from the TSX Venture Exchange (the "Exchange"), effective the close of business on November 14, 2025. This decision has been made following a thorough review of the Company's strategic priorities and operational efficiencies.

Reasons for Delisting

The voluntary delisting is driven by the following considerations:

  Low Trading Volumes: The Company has observed consistently low trading volumes on the Exchange.  For the nine months ended September 30, 2025, the trading of the Company's shares on the Exchange was less than 2% of the trading volumes on NASDAQ, which does not justify the costs and administrative requirements associated with a continued listing on the Exchange.
  Cost Efficiency: Delisting will allow the Company to reduce regulatory and compliance costs, enabling it to allocate resources more effectively toward growth initiatives.
  Streamlined Operations: This move aligns with the Company's broader strategy to simplify its operations and focus on markets that provide greater shareholder value.

Impact on Shareholders

The Company assures shareholders that this decision will not affect their share ownership. The Company intends to maintain its NASDAQ exchange listing, offering shareholder's the ability to trade GreenPower shares. The Company will remain a reporting issuer under Canadian securities laws, ensuring continued transparency and compliance with regulatory requirements.

Next Steps

The Company is working closely with the Exchange to ensure a smooth transition. Shareholders are encouraged to contact their brokers or financial advisors for guidance on trading options and any necessary account adjustments.

Commitment to Shareholders

GreenPower remains committed to delivering long-term value to its shareholders. The decision to delist reflects the Company's dedication to optimizing its operations and focusing on initiatives that drive sustainable growth.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

fraser@greenpowermotor.com

Michael Sieffert, CFO

Michael.Sieffert@greenpowermotor.com

Brendan Riley, President

Brendan@greenpowermotor.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, such as whether the Company will continue to optimize its operations and focus on initiatives that drive sustainable growth, or whether the Company will continue to meet all of the requirements to maintain its Nasdaq exchange listing, . A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedarplus.ca) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2025 GreenPower Motor Company Inc. All rights reserved.